MINUTES OF THE BOARD MEETING OF NAMIBIAN COPPER MINES INC. HELD ON JUNE 10TH
     1999 AT 12:30a.m. SYDNEY TIME (7:30p.m. PHOENIX TIME ON JUNE 9TH 1999).
                    THE MEETING WAS CONDUCTED BY TELEPHONE.

PRESENT:                   ALAN DOYLE - SYDNEY
                           BILL ALLRED - PHOENIX


AGENDA:

1.   Minutes of the last meeting were read and approved.

2. The acquisition of the diamond rights from Mosquito and Select was again discussed. The acquisition was approved by the board and the price of 8 million shares to both Mosquito and Select (or an appropriate cash payment, see attached documents) was also approved contingent of course on the appropriate due diligence being completed.

3. A consolidation of stock in NCMI was also approved on the basis of a 1 new share for 8 existing shares (1 for 8).

4.   A name change was also approved. The name will be supplied at a later date.

5. The transaction was again discussed in particular the risks involved in dealing with Russia. It was noted that there were other options available to the company at this stage and that the only was to give the shareholders some value in their stock was to push this transaction forward. Both directors agreed with this position.


THE MEETING WAS CLOSED AT 1:00 a.m. SYDNEY TIME


/s/ Alan Doyle
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ALAN DOYLE